Exhibit 99.4 Notice to ASX/LSE NZAS terminates electricity contract and plans to wind-down operations following strategic review 9 July 2020 Rio Tinto will start planning for the wind-down of operations and the eventual closure of New Zealand Aluminium Smelters (NZAS) following the conclusion of its strategic review which has shown the business is no longer viable given high energy costs and a challenging outlook for the Aluminum industry. As a result, NZAS has given Meridian Energy notice to terminate the power contract, which will end in August 2021, when the wind-down of operations is expected to complete. The strategic review concluded that the smelter, which has made Rio Tinto an underlying loss of NZ$46m in 2019, is not economically viable due to energy costs that are some of the highest in the industry globally, coupled with a challenging short to medium term aluminum outlook. Extensive discussions with a wide range of interested parties have failed to secure a power contract that will enable the operation to become both competitive and profitable. During the next 14 months, NZAS and Rio Tinto will work closely with partners as detailed planning is undertaken to wind-down operations, and eventually close the smelter. Rio Tinto Aluminium chief executive Alf Barrios said “We recognise the decision to wind-down operations at NZAS will have a significant impact on employees, the community and our customers. “It is not a decision we have made lightly and without significant careful consideration. It is very unfortunate we could not find a solution with our partners to secure a power price reduction aimed at making NZAS a financially viable business. We will therefore terminate the power contract and move to close the operation. “We are committed to working with our partners as we progress through detailed planning towards closure and we will do all we can together with the government to find ways to support the Southland community.” NZAS is a joint venture between Rio Tinto (79.36%) and Sumitomo Chemical Company Limited (20.64%). It employs around 1000 people directly and creates a further 1600 indirect jobs in Southland. Page 1 of 2

Contacts

media.enquiries@riotinto.com
riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia and New Zealand
Jonathan Rose
T +61 3 9283 3088
M +61 447 028 913

Matt Chambers
T +61 3 9283 3087
M +61 433 525 739

Jennifer Nolan
T +64 4 9161496
M +64 213 819 81

Investor Relations, United Kingdom
Menno Sanderse
T: +44 20 7781 1517
M: +44 7825 195 178

David Ovington
T +44 20 7781 2051
M +44 7920 010 978

Clare Peever
M: +44 7788 967 877

Investor Relations, Australia
Natalie Worley
T +61 3 9283 3063
M +61 409 210 462

Amar Jambaa
T +61 3 9283 3627
M +61 472 865 948

Group Company Secretary
Steve Allen

Rio Tinto plc
6 St James's Square
London SW1Y 4AD
United Kingdom
T +44 20 7781 2000
Registered in England
No. 719885

Joint Company Secretary
Tim Paine

Rio Tinto Limited
Level 7, 360 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Page 2 of 2